EXHIBIT 99.3

INDIAN RIVER POWER LLC

FINANCIAL STATEMENTS

At June 30, 2004 and December 31, 2003, and for
the Three and Six Months Ended June 30, 2004 and 2003

INDIAN RIVER POWER LLC

INDEX

Page(s)

Financial Statements (Unaudited)
Unaudited Balance Sheets at June 30, 2004 and December 31, 2003	2
Unaudited Statements of Operations for the three and six months ended June 30, 2004 and 2003	3
Unaudited Statements of Member’s Equity for the three and six months ended June 30, 2004 and 2003	4-5
Unaudited Statements of Cash Flows for the six months ended June 30, 2004 and 2003	6
Notes to Unaudited Financial Statements	7-11

INDIAN RIVER POWER LLC

BALANCE SHEETS

(Unaudited)

	Reorganized Company

	June 30,	December 31,
	2004	2003

	(In thousands of dollars)
ASSETS
Current assets
Inventory	$9,816	$13,702
Prepayments and other current assets	237	1,171

Total current assets	10,053	14,873
Property, plant and equipment, net of accumulated depreciation of $9,573 and $1,080, respectively	391,720	395,021
Intangible assets, net of accumulated amortization of $1,527 and $0, respectively	56,004	57,531
Other assets	6,696	6,668

Total assets	$464,473	$474,093

LIABILITIES AND MEMBER’S EQUITY
Current liabilities
Accounts payable — trade	$10	$3
Accounts payable — affiliates	44,450	59,734
Accrued expenses	97	142
Deferred income tax	44	44
Other current liabilities	—	40

Total current liabilities	44,601	59,963
Deferred income tax	13,375	15,144
Other long-term obligations	4,391	4,256

Total liabilities	62,367	79,363

Commitments and contingencies
Member’s equity	402,106	394,730

Total liabilities and member’s equity	$464,473	$474,093

The accompanying notes are an integral part of these financial statements.

INDIAN RIVER POWER LLC

STATEMENTS OF OPERATIONS

(Unaudited)

	Reorganized	Predecessor	Reorganized	Predecessor
	Company	Company	Company	Company

	Three Months Ended		Six Months Ended

	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003

	(In thousands of dollars)
Revenues	$34,871	$24,616	$76,428	$68,285
Operating costs	30,444	19,678	58,797	46,969
Depreciation	4,091	5,718	8,492	11,690
General and administrative expenses	1,955	484	3,573	902

Income (loss) from operations	(1,619)	(1,264)	5,566	8,724
Interest expense	—	(3,974)	—	(7,839)
Other income, net	14	18	41	18

Income (loss) before income taxes	(1,605)	(5,220)	5,607	903
Income tax expense	(654)	(2,132)	2,293	369

Net income (loss)	$(951)	$(3,088)	$3,314	$534

The accompanying notes are an integral part of these financial statements.

INDIAN RIVER POWER LLC

STATEMENTS OF MEMBER’S EQUITY

For the Three Months Ended June 30, 2004 and 2003
(Unaudited)

	Member		Member	Accumulated	Total
			Contributions/	Net Income	Member’s
	Units	Amount	Distributions	(Loss)	Equity

	(In thousands of dollars)
Balances at March 31, 2003 (Predecessor Company)	1,000	$1	$193,522	$88,179	$281,702
Net loss and comprehensive loss				(3,088)	(3,088)

Balances at June 30, 2003 (Predecessor Company)	1,000	$1	$193,522	$85,091	$278,614

Balances at March 31, 2004 (Reorganized Company)	1,000	$1	$400,379	$2,703	$403,083
Net loss and comprehensive loss				(951)	(951)
Distribution to member			(26)		(26)

Balances at June 30, 2004 (Reorganized Company)	1,000	$1	$400,353	$1,752	$402,106

The accompanying notes are an integral part of these financial statements.

INDIAN RIVER POWER LLC

STATEMENTS OF MEMBER’S EQUITY

For the Six Months Ended June 30, 2004 and 2003
(Unaudited)

	Member		Member	Accumulated	Total
			Contributions/	Net Income	Member’s
	Units	Amount	Distributions	(Loss)	Equity

	(In thousands of dollars)
Balances at December 31, 2002 (Predecessor Company)	1,000	$1	$193,522	$84,557	$278,080
Net income and comprehensive income				534	534

Balances at June 30, 2003 (Predecessor Company)	1,000	$1	$193,522	$85,091	$278,614

Balances at December 31, 2003 (Reorganized Company)	1,000	$1	$396,291	$(1,562)	$394,730
Net income and comprehensive income				3,314	3,314
Contribution from member			4,062		4,062

Balances at June 30, 2004 (Reorganized Company)	1,000	$1	$400,353	$1,752	$402,106

The accompanying notes are an integral part of these financial statements.

INDIAN RIVER POWER LLC

STATEMENTS OF CASH FLOWS

(Unaudited)

	Reorganized	Predecessor
	Company	Company

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2004	2003

	(In thousands of dollars)
Cash flows from operating activities
Net income	$3,314	$534
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	8,492	11,690
Amortization of intangibles	1,527	—
Amortization of debt issuance costs	—	668
Deferred income taxes	(1,769)	369
Current tax expense — noncash contribution from member	4,062	—
Changes in assets and liabilities
Accounts receivable — affiliates	—	(3,611)
Inventory	3,886	4,050
Prepayments and other current assets	934	8,380
Other assets	(28)	(6,633)
Accounts payable — trade	7	6
Accounts payable — affiliates	(15,284)	(6,529)
Accrued expenses and other liabilities	50	519

Net cash provided by operating activities	5,191	9,443

Cash flows from investing activities
Capital expenditures	(5,191)	(6,408)

Net cash used in investing activities	(5,191)	(6,408)

Cash flows from financing activities
Payments on long-term borrowings	—	(2,007)
Bank overdraft	—	(1,028)

Net cash (used in) provided by financing activities	—	(3,035)

Net change in cash and cash equivalents	—	—
Cash and cash equivalents
Beginning of period	—	—

End of period	$—	$—

The accompanying notes are an integral part of these financial statements.

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

1.	Organization

      Indian River Power LLC (the “Company”) is an indirect wholly owned subsidiary of NRG Energy, Inc. (“NRG Energy”). NRG MidAtlantic Generating LLC (“MidAtlantic Gen”) owns 100% of the Company. MidAtlantic Gen’s members are MidAtlantic Generation Holding LLC and NRG MidAtlantic LLC, both of which are wholly owned subsidiaries of NRG Energy and each of which owns a 50% interest in MidAtlantic Gen.

Recent Developments

      On May 14, 2003, NRG Energy and 25 of its direct and indirect wholly owned subsidiaries commenced voluntary petitions under Chapter 11 of the bankruptcy code in the United States Bankruptcy Court for the Southern District of New York. During the bankruptcy proceedings, NRG Energy continued to conduct business and manage the companies as debtors in possession pursuant to sections 1107(a) and 1108 of the bankruptcy code. The Company was not part of these Chapter 11 cases or any of the subsequent bankruptcy filings. On November 24, 2003, the bankruptcy court entered an order confirming NRG Energy’s Plan of Reorganization and the plan became effective on December 5, 2003. In connection with NRG Energy’s emergence from bankruptcy, NRG Energy adopted fresh start accounting in accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”) on December 5, 2003. NRG Energy’s fresh start accounting was applied to the Company on a push down accounting basis with the financial statement impact recorded as an adjustment to the December 6, 2003, member’s equity.

2.	Summary of Significant Accounting Policies

Basis of Presentation

      As used in these unaudited interim financial statements, “Predecessor Company” refers to the Company prior to NRG Energy’s emergence from bankruptcy. “Reorganized Company” refers to the Company after NRG Energy’s emergence from bankruptcy.

      The accompanying unaudited interim financial statements have been prepared in accordance with the Securities and Exchange Commission’s or “SEC” regulations for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accounting policies followed are set forth in Note 2 to the Company’s annual audited financial statements for the year ended December 31, 2003. The following notes should be read in conjunction with such policies and other disclosures. Interim results are not necessarily indicative of results for a full year.

      In the opinion of management, the accompanying unaudited interim financial statements contain all material adjustments necessary to present fairly the Company’s financial position as of June 30, 2004 and December 31, 2003, the results of its operations and member’s equity for the three and six months ended June 30, 2004 and 2003 and cash flows for the six months ended June 30, 2004 and 2003. Certain prior-year amounts have been reclassified for comparative purposes.

Comparability of Financial Information

      Due to NRG Energy’s adoption of Fresh Start as of December 5, 2003, the Reorganized Company’s balance sheet, statement of operations and statement of cash flows have not been prepared on a consistent basis with the Predecessor Company’s financial statements and are not comparable in certain respects to the financial statements prior to the application of push down accounting from NRG Energy’s fresh start

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

accounting. A black line has been drawn on the accompanying financial statements (excluding the balance sheet) to separate and distinguish between the Reorganized Company and the Predecessor Company.

3.	Inventory

      Inventory, which is valued at the lower of weighted average cost or market, consists of:

	Reorganized Company

	June 30,	December 31,
	2004	2003

	(In thousands of dollars)
Fuel oil	$181	$378
Spare parts	3,538	3,557
Coal	6,097	9,767

Total inventory	$9,816	$13,702

4.	Property, Plant and Equipment

      The major classes of property, plant and equipment were as follows:

	Reorganized Company

	June 30,	December 31,
	2004	2003

	(In thousands of dollars)
Land and improvements	$5,696	$5,696
Facilities and equipment	380,097	380,127
Office furnishings and equipment	233	203
Construction in progress	15,267	10,075

Total property, plant and equipment	401,293	396,101
Accumulated depreciation	(9,573)	(1,080)

Property, plant and equipment, net	$391,720	$395,021

5.	Asset Retirement Obligation

      Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). SFAS No. 143 requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which a legal obligation exists under enacted laws, statutes and written or oral contracts, including obligations arising under the doctrine of promissory estoppel.

      The Company identified an asset retirement obligation for future environmental obligations related to ash disposal site closure. The adoption of SFAS No. 143 resulted in recording a $1.4 million increase to property, plant and equipment and a $1.7 million increase to other long-term obligations. The cumulative effect of adopting SFAS No. 143 was recorded as a $0.2 million increase to depreciation expense and a $0.3 million increase to operating costs as the Company considered the cumulative effect to be immaterial.

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The following represents the balances of the asset retirement obligation at January 1, 2004, and the accretion of the asset retirement obligation for the six months ended June 30, 2004, which is included in other long-term obligations in the Company’s balance sheet.

	Reorganized Company

		Accretion
		for the
	Beginning	Six Months	Ending
	Balance	Ended	Balance
	January 1,	June 30,	June 30,
	2004	2004	2004

	(In thousands of dollars)
Landfill closure obligation	$4,222	$145	$4,367

6.	Intangible Assets

      Upon the application of push down accounting, the Company established certain intangible assets for plant emission allowances. These intangible assets will be amortized over their respective lives based on units of production basis to resemble the Company’s realization of such assets.

      Emission allowances will be amortized as additional fuel expense based upon the actual level of emissions from the respective plants through 2023. Aggregate amortization recognized for the three and six months ended June 30, 2004, was approximately $0.4 million and $1.5 million, respectively. The annual aggregate amortization for each of the five succeeding years is expected to approximate $3.0 million each year.

      Intangible assets consisted of the following:

Emission
Allowances

(In thousands
of dollars)
Original balance as of December 6, 2003	$57,531
Amortization	—

Balance as of December 31, 2003	57,531
Amortization	(1,527)

Balance as of June 30, 2004	$56,004

7.	Commitments and Contingencies

Environmental Matters

      The Company is responsible for the costs associated with closure, post-closure care and monitoring of the ash landfill owned and operated by the Company on the site of the Indian River Generating Station. No material liabilities outside such costs are expected. In accordance with certain regulations established by the Delaware Department of Natural Resources and Environmental Control, the Company has established a fully funded trust fund to provide for financial assurance for the closure and post-closure related costs in the amount of $6.7 million. The amounts contained in this fund will be dispersed as authorized by the Delaware Department of Natural Resources and Environmental Control. This amount is recorded in other noncurrent assets on the balance sheet.

Guarantees

      In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of the guarantee for the obligations the guarantor has undertaken in issuing the guarantee.

      In connection with the application of push down accounting, all outstanding guarantees were considered new; accordingly, the Company applied the provisions of FIN 45 to all of those guarantees. Each guarantee was reviewed for the requirement to recognize a liability at inception.

      On December 23, 2003, the Company is a guarantor under the debt issued by the Company’s ultimate parent, NRG Energy. NRG Energy, issued $1.25 billion of 8% Second Priority Notes, due and payable on December 15, 2013. On January 28, 2004, NRG Energy also issued $475.0 million of Second Priority Notes, under the same terms and indenture as its December 23, 2003 offering.

      NRG Energy’s payment obligations under the notes and all related Parity Lien Obligations are guaranteed on an unconditional basis by each of NRG Energy’s current and future restricted subsidiaries, of which the Company is one. The notes are jointly and severally guaranteed by each of the guarantors. The subsidiary guarantees of the notes are secured, on a second priority basis, equally and ratably with any future Parity Lien Debt, by security interests in all of the assets of the guarantors, except certain excluded assets, subject to liens securing parity lien debt and other permitted prior liens.

      The Company’s obligations pursuant to its guarantees of the performance, equity and indebtedness obligations were as follows:

	Guarantee/
	Maximum		Expiration
	Exposure	Nature of Guarantee	Date	Triggering Event

	(In thousands of dollars)
NRG Energy Second Priority Notes due 2013	$1,753,000	Obligations under credit agreement	2013	Nonperformance

8.	Regulatory Issues

      On April 2, 2003, Reliant Resources, Inc. (“Reliant”) filed a compliant against the Pennsylvania, Jersey, Maryland Interconnector area (“PJM”) with FERC and suggested specific modifications to PJM’s price mitigation rules. On June 9, 2003, FERC rejected the Reliant modifications but required PJM to file a report to address the concerns of Reliant by September 30, 2003. The PJM market monitoring unit filed its compliance filing with FERC as required, but opted to continue its present mitigation practices. The present mitigation plan permits PJM to “cost-cap” the energy bids of certain generating facilities that were constructed prior to 1996. The cost capping method is based on a facility’s variable costs plus 10%. In addition, the PJM market monitoring unit filed to eliminate the exemption that units built after 1996 had from PJM’s mitigation measures. On May 6, 2004, FERC rejected the proposed extension of the cost capping mechanism to generating facilities built after 1996. In the order, the FERC approved the application of cost-capping mitigation method for facilities built prior to 1996 and were cost capped less than 80% of the time the facilities operated. The FERC required that for facilities that are cost capped 80% or more of their operating hours mitigated, are needed for reliability and are not recovering sufficient revenue to cover their costs, that PJM must provide alternative methods of compensation. The FERC noted that such alternative compensation could consist of market design changes such as a higher bid cap or reliability must run agreements. FERC required that PJM file such a proposal by November 6, 2004. At this time it is unclear how this ruling will

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

impact the Company. The Company continues to monitor these activities for any potential adverse impact to the Company’s financial position or results of operations.

9.	Income Taxes

      The Company is included in the consolidated tax return filings as a wholly owned indirect subsidiary of NRG Energy. Reflected in the financial statements and notes below are separate company federal and state tax provisions as if the Company had prepared separate filings. An income tax provision has been established on the accompanying financial statements as of the earliest period presented in order to reflect income taxes as if the Company filed its own tax return. The Company’s ultimate parent, NRG Energy, does not have a tax allocation agreement with its subsidiaries nor has it historically pushed down or allocated income taxes to non tax paying entities or entities such as the Company which are treated as disregarded entities for tax purposes. Because the Company is not a party to a tax sharing agreement, current tax expense (benefit) is recorded as a capital contribution from (distribution to) the Company’s parent. The cumulative effect of recording an income tax provision (benefit) and deferred taxes resulting in recording as of December 31, 2002, a net deferred tax liability of $98.9 million and a reduction to member’s equity of $98.9 million.

      Income taxes for the six months ended June 30, 2004 was a tax expense of $2.3 million compared to a tax expense of $0.4 million for the same period in 2003. The tax expense for the six months ended June 30, 2004 includes federal tax expense of $1.8 million and state tax expense of $0.5 million. The tax expense for the same period in 2003 includes federal tax expense of $0.3 million and state tax expense of $0.1 million.

      Income taxes for the three months ended June 30, 2004 was a tax benefit of $0.7 million compared to a tax benefit of $2.1 million for the same period in 2003. The tax benefit for the three months ended June 30, 2004 includes federal tax benefit of $0.5 million and state tax benefit of $0.2 million. The tax benefit for the same period in 2003 includes tax benefit of $1.6 million and state tax benefit of $0.5 million.

      The effective income tax rate for the periods ended June 30, 2004 and 2003, differs from the statutory federal income tax rate of 35% due to state taxes.

      As of June 30, 2004 and December 31, 2003, the Company had $13.4 million and $15.1 million, respectively, of noncurrent deferred tax liabilities attributable primarily to differences between book and tax basis of property and emissions credits.